Michael J. Wood Vice President, Controller and Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

September 7, 2011

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 23, 2011

File No. 001-13699

Dear Mr. Shenk:

This letter is in reference to your letter dated September 2, 2011 containing comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on Raytheon Company’s (“the Company”) Form 10-K for the fiscal year ended December 31, 2010. Pursuant to my telephone call on September 7 with Patrick Kuhn of your office, the Company requires additional time to respond fully to the Staff’s comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Kuhn, the Company anticipates responding to the comments contained in your September 2 letter on or before September 23, 2011.

If you have any questions, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood

Vice President, Controller, and Chief Accounting Officer

cc:	William H. Swanson

David C. Wajsgras

Jay B. Stephens